

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

Via Email
Eric Anderson
Chief Executive Officer
Stuart King Capital Corp.
1500 Cliff Branch Drive
Henderson, NV 89014

> **Re: Stuart King Capital Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 15, 2013**
> **File No. 333-176953**

Dear Mr. Anderson:

We have reviewed your amended registration statement filed May 15, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   - Disclose that you are an emerging growth company;

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary Information and Risk Factors
The Company, page 6

3. We note that the fiscal year end has been changed from June 30 to December 31. Please confirm whether Article VIII of the Amended Bylaws filed as Exhibit 3 with the S-1 Amendment 3 on March 7, 2012 have been amended.

Summary Financial Information, page 8

4. Please revise the unaudited general and administrative expenses line item to agree with the unaudited Statement of Operations on page F-10. The $2,500 is shown as professional fees on page F-10 and not as general and administrative expense.

Background of directors, executive officers, promoter, and control persons, page 28

5. We note your disclosure regarding Mr. Anderson's prior involvement with a blank check company called Lyonheart Capital, Inc. (now known as Source Rock, Inc.) here and in your risk factor discussion on page 9. Please revise your disclosure in both locations to clarify that Lyonheart was unable complete an acquisition within the 18 month time-frame required under Rule 419 and that all funds invested in the offering were returned to purchasers.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6. The first paragraph of the independent auditor's report does not appear to accurately and clearly describe the financial statements that were audited. Based on the financial statements included in the filing it appears that the statements of operations and cash flows are audited for the period from April 7, 2011(inception) through December 31, 2011 and the year ended December 31, 2012 in addition to the period from April 7, 2011 (inception) through December 31, 2012. Please have your independent auditors revise the first paragraph to more clearly describe the financial statements that were audited.

Balance Sheets, page F-2

7. Please revise the line item 'accumulated deficit' to a more descriptive caption such as 'deficit accumulated during the development stage' consistent with pages 8 and F-9. Refer to ASC 915-210-45-1. Please also revise the Statement of Changes in Stockholders' Equity.

Statement of Operations, page F-3

8. The amount shown for general and administrative expenses for the year ended December 31, 2011 of $25,360 does not agree to the amount disclosed in the S-1 Amendment 6 filed on April 26, 2012 of $689. Please revise or tell us why the amounts do not agree.

9. It appears as though the amount shown for general and administrative expenses for the period from April 7, 2011 (inception) to December 31, 2012 of $27,290 needs to be broken out between general and administrative expense, consulting fees and professional fees similar to page F-10. Please revise or tell us why the amounts should not be broken out.

Notes to Unaudited Financial Statements, page F-6

10. Please revise the title to clarify that these are the notes to the audited financial statements.

Unaudited Balance Sheets, page F-9

11. Please revise your line item for Common Stock to clarify that the amounts are as of December 31, 2012 and March 31, 2013.

Unaudited Statement of Operations, page F-10
Unaudited Statements of Cash Flows, page F-11

12. Please revise the date of inception for the cumulative amounts since inception column to be April 7, 2011 consistent with the other financial statements.

Notes to Financial Statements, page F-12
General

13. Please revise the title to clarify that these are the notes to the unaudited financial statements.

14. Please add a footnote to provide disclosures for the related party payable balance as of March 31, 2013.

Note A – Summary of Significant Accounting Policies, page F-12

15. Please revise your disclosure to include a statement in the notes to the financial statements stating that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. See Instruction 2 to Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.
.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Harold Gewerter, Esq.